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EXHIBIT 12.3

                 IKON OFFICE SOLUTIONS, INC. AND SUBSIDIARIES
       RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                            (dollars in thousands)

                                           Three Months Ended                Fiscal Year Ended September 30
                                                               -----------------------------------------------------------
                                           December 31, 1997      1997           1996         1995       1994       1993
                                           ------------------  ------------   ----------   ---------- ---------- ---------
Earnings
   Income from continuing operations       $          36,984     $ 122,362    $ 164,893    $ 115,011  $   1,996  $  61,276
   Add:
     Loss from unconsolidated affiliate                                                                 117,158      2,538
     Provision for income taxes                       28,405        90,751      107,984       75,501     41,315     40,093
     Fixed charges                                    54,679       192,021      127,970       82,672     60,481     49,524

                                           -----------------     ---------    ---------    ---------  ---------  ---------
   Earnings, as adjusted     (A)           $         120,068     $ 405,134    $ 400,847    $ 273,184  $ 220,950  $ 153,431
                                           =================     =========    =========    =========  =========  =========
Fixed charges
   Other interest expense, including
     interest on capital leases            $          47,775     $ 146,117    $ 105,222    $  61,888  $  44,096  $  39,044
   Estimated interest component of
     rental expense                                    6,904        27,203       22,748       20,784     16,385     10,480
   Prepayment penalties on early
     extinguishment of debt                                         18,701
                                           -----------------     ---------    ---------    ---------  ---------  ---------

   Total fixed charges                                54,679       192,021      127,970       82,672     60,481     49,524

   Preferred stock dividends, as adjusted              8,350        32,458       36,709       25,180     18,908     15,846

                                           -----------------     ---------    ---------    ---------  ---------  ---------
   Total fixed charges and preferred
     stock dividends         (B)           $          63,029     $ 224,479    $ 164,679    $ 107,852  $  79,389  $  65,370
                                           =================     =========    =========    =========  =========  =========

Ratio of earnings to fixed charges
          (A) divided by (B)                             1.9 (1)       1.8 (2)      2.4 (3)      2.5        2.8        2.3
                                                         ---           ---          ---          ---        ---        ---

(1) Excluding the effect of transformation costs, the ratio of earnings to fixed charges for the three months ended December 31, 1997 is 2.2.

(2) Excluding the effect of transformation costs, the ratio of earnings to fixed charges for the fiscal year ended September 30, 1997 is 2.4.

(3) Excluding the effect of transformation costs, the ratio of earnings to fixed charges for the fiscal year ended September 30, 1996 is 2.6.